UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*
                                (Amendment No. 3)

                         Regeneron Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                              (Name of The Company)

                   Common Stock (Par Value $ 0.001 Per Share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   75886F 10 7
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                                 (CUSIP Number)

                                Terry L. Overbey
                          The Procter & Gamble Company
                           One Procter & Gamble Plaza
                            Cincinnati, OH 45202-3315
                                 (513) 983-4463
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            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                 August 3, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).



                                  SCHEDULE 13D

CUSIP No.   75886F 10 7
--------------------------------------------------------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    The Procter & Gamble Company
                    Identification Number 31-0411980
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                         (b) |_|
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

           WC
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             |_|

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    Ohio
---------- ---------------------------------------------------------------------
------------------------- -------- ---------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF                            0
         SHARES
                          -------- ---------------------------------------------
                          -------- ---------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            6,662,505
                          -------- ---------------------------------------------
                          -------- ---------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING
                          -------- ---------------------------------------------
                          -------- ---------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              6,662,505
------------------------- -------- ---------------------------------------------
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,662,505
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    19.7%
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    CO
---------- ---------------------------------------------------------------------


                                  SCHEDULE 13D

CUSIP No.   75886F 10 7
--------------------------------------------------------------------------------
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Procter & Gamble Pharmaceuticals, Inc.
                    Identification Number 31-1209457
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                         (b) |_|

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

           WC
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    Ohio
---------- ---------------------------------------------------------------------
------------------------- -------- ---------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF                           0

         SHARES
                          -------- ---------------------------------------------
                          -------- ---------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            6,662,505
                          -------- ---------------------------------------------
                          -------- ---------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING
                          -------- ---------------------------------------------
                          -------- ---------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              6,662,505

------------------------- -------- ---------------------------------------------
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,662,505
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    19.7%
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    CO
---------- ---------------------------------------------------------------------



ITEM 1.    SECURITY AND ISSUER.
           --------------------

           This Amendment No. 3 (the "Amendment No. 3") to the Statement on
Schedule 13D (the Statement as so amended, the "Statement") relates to the Common Stock, par value $.001 per share (the "Common Stock") of Regeneron Pharmaceuticals, Inc., a New York corporation (the "Company"). The principal executive offices of the Company are at 777 Old Saw Mill Road, Tarrytown, NY 10591.

ITEM 2.    IDENTITY AND BACKGROUND.
           ------------------------

           (a) Name: The Procter & Gamble Company (the "Reporting Person") State of Incorporation: Ohio
                Principal Business: Manufacture and marketing of consumer
                                    products
                Address of Principal Business:  One Procter & Gamble Plaza
                                                Cincinnati, Ohio 45202

                Name:  Procter & Gamble Pharmaceuticals, Inc.
                State of Incorporation:  Ohio
                Principal Business:  Manufacture and marketing of pharmaceutical products
                Address of Principal Business:  same

           (b)  Not applicable

           (c)  Not applicable

           (d)  Not applicable

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
           --------------------------------------------------

           Working Capital

ITEM 4.    PURPOSE OF TRANSACTION.
           -----------------------

           (a) Item 4(a) of the Statement is hereby amended and restated in full as follows:

           The Reporting Person presently beneficially owns an aggregate of 6,662,505 shares of Common Stock. The Reporting Person acquired 800,000 shares of Common Stock (the "Initial Shares") prior to June 30, 1997, the date of the First Closing under the Securities Purchase Agreement described below. The Reporting Person subsequently acquired 4,923,630 shares of Common Stock and Warrants covering an aggregate of 1,450,000 shares of Common Stock pursuant to the terms of a Securities Purchase Agreement, dated as of May 13, 1997 (the "Securities Purchase Agreement"), between the Reporting Person and the Company. At the same time as the parties entered into the Securities Purchase Agreement, the parties and/or their affiliates entered into (i) the Warrant Agreement, dated as of May 13, 1997 (the "Warrant Agreement") between the Reporting Person and the Company and (ii) the Registration Rights Agreement, dated as of May 13, 1997 (the "Registration Rights Agreement") between the Reporting Person and the Company. The Initial Shares were acquired by Procter & Gamble Pharmaceuticals, Inc., a wholly owned subsidiary of the Reporting Person pursuant to (i) a Stock Purchase Agreement, dated as of December 11, 1996 (the "Initial Purchase Agreement"), between Procter & Gamble Pharmaceuticals, Inc. and the Company, and
(ii) the Registration Rights Agreement, dated as of December 11, 1996 (the "Initial Registration Rights Agreement"), between Procter & Gamble Pharmaceuticals, Inc. and the Company.

           Of the total shares of Common Stock and Warrants acquired on June 30, 1997 pursuant to the Securities Purchase Agreement, 4,350,000 shares of Common Stock and all of the Warrants were acquired at the initial closing under the Securities Purchase Agreement on June 30, 1997 (the "First Closing"). At the First Closing, the Reporting Person acquired such shares of Common Stock and Warrants for an aggregate cash purchase price of $42,934,500.

           In addition, pursuant to its commitment in the Securities Purchase Agreement to acquire additional shares of Common Stock at the election of the Company prior to June 30, 2002, the Company sent notice on May 31, 2000 to the Reporting Person requiring such Reporting Person to acquire an additional 573,630 shares of Common Stock of the Company at a purchase price of $29.75 per share in cash (for a total consideration of $17,065,492.50). This per share price was the same price at which the Company issued shares of Common Stock in its public offering consummated on April 4, 2000. This transaction closed on August 3, 2000.

           Pursuant to a memorandum of understanding between the Reporting Person and the Company entered into on August 3, 2000 (the "MOU"), the parties agreed to restructure the scope and terms of the collaboration agreement between the parties for a five year period commencing January 1, 2001. As part of the MOU, the Warrants were amended to permit the cashless exercise thereof - that is, the Reporting Person, in lieu of exercising the Warrants for cash, would instead be permitted to tender shares of Common Stock for the exercise price of the Warrants and surrender the Warrants with no cash payment and receive in exchange shares of Common Stock equal in current market value to the excess of the current market value of the shares of Common Stock covered by the Warrants over the exercise price of the Warrants. The current market value is the average trading price of the Company's Common Stock over the 30 trading days commencing 33 trading days preceding the date of exercise. On August 3, 2000, following the amendment to the Warrant Agreement as described above, the Reporting Person exercised all of the Warrants pursuant to the cashless exercise provisions and received in exchange therefor 938,875 shares of Common Stock, based on the current market value of $28.00 per share.

           Also, as part of the MOU, the Reporting Person agreed not to sell any shares of Common Stock of the Company until the earliest of (i) December 31, 2000; (ii) the date on which the Company enters into an agreement with a third party or parties in which the Company receives at least $50 million in committed capital to the Company; and (iii) a public offering of Common Stock of the Company. After the expiration of this restriction, the Reporting Person may sell some or all of its share of Common Stock at any time. Any decision by the Reporting Person as to the sale of such shares after the expiration of this restriction will depend on prevailing market conditions, the Reporting Person's view of the prospects of the Company and other factors.

           The purpose of the acquisition by the Reporting Person of all of the shares of Common Stock beneficially owned by it is for general investment purposes and to realize the potential appreciation in the value of the Common Stock based on the Reporting Person's view of the prospects of the Company at the time the Reporting Person entered into the Securities Purchase Agreement. In making its investment, the Reporting Person considered the Company's plans and prospects, including the business opportunities that might arise from the commercial research and development collaboration arrangements between the parties contemplated by the collaboration agreement.

           The Reporting Person does not hold the shares of Common Stock it beneficially owns with the purpose or effect of changing or influencing control of the Company. The Reporting Person has no representative on the Board of Directors of the Company nor any right to manage the business or affairs of the Company.

           (b) None
           (c) None
           (d) None
           (e) None
           (f) None
           (g) None

ITEM 5.    INTERESTS IN SECURITIES OF THE COMPANY.

           (a) As of August 3, 2000 the Reporting Person beneficially owns 6,662,505 shares of Common Stock, representing 19.7% of the total shares of Common Stock.

           (b) The Reporting Person has sole voting power over all shares of Common Stock so beneficially owned by it and does not share voting power over any such shares. The Reporting Person has sole dispositive power over all shares of Common Stock so beneficially owned by it and does not share dispositive power over any such shares.

           (c) None

           (d) Not applicable.

           (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.
           --------------------------------------------------------

           Item 6 to Schedule 13D is hereby amended as follows:

           The terms of the Warrants were amended to permit the cashless exercise thereof as described in Item 4 above. Immediately following such amendment, all of the Warrants were exercised in exchange for 938,875 shares of Common Stock.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.
           ---------------------------------

           None.



                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 3, 2000

                                          THE PROCTER & GAMBLE COMPANY


                                          By:/s/GRETCHEN W. PRICE
                                             -----------------------------------
                                             Name:  Gretchen W. Price
                                             Title: Vice President and Treasurer

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 3, 2000
                                          PROCTER & GAMBLE
                                          PHARMACEUTICALS, INC.


                                          By:/s/GRETCHEN W. PRICE
                                             -----------------------------------
                                             Name:  Gretchen W. Price
                                             Title: Vice President and Treasurer